Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2024 Q3
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports strong 2024 third-quarter results

Significant margin growth and record free cash flow, $350 million debt repayment

First gold from Manh Choh, strong PEA results at Great Bear

On track to meet annual guidance

Toronto, Ontario – November 5, 2024 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the third quarter ended September 30, 20241.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 24 and 25 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

2024 third-quarter highlights:

•	Production of 564,106 gold equivalent ounces (Au eq. oz.).

•	Production cost of sales of $976 per Au eq. oz. sold and attributable production cost of sales[2] of $980 per Au eq. oz. sold.

•	Attributable all-in sustaining cost[2] of $1,350 per Au eq. oz. sold.

•	Operating cash flow of $733.5 million.

•	Attributable free cash flow[2] record of $414.6 million and year-to-date attributable free cash flow[2] of $905.8 million.

•	Margins[3] increased to $1,501 per Au eq. oz. sold, outpacing the rise in the average realized gold price.

•	Reported net earnings of $355.3 million, or $0.29 per share, with adjusted net earnings[2] of $298.7 million, or $0.24 per share[2].

•	Balance sheet strength: Kinross continued to strengthen its balance sheet, repaying $350.0 million on its term loan in Q3 2024 and an additional $100.0 million on November 1, 2024.

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on December 12, 2024, to shareholders of record at the close of business on November 28, 2024.

•	Guidance reaffirmed[4]: Kinross remains on track to meet its 2024 annual guidance for production, cost of sales, all-in sustaining cost and capital expenditures.

Operations:

•	Tasiast had another excellent quarter with higher mill throughput rates and was again the lowest cost asset in the portfolio.

•	Fort Knox delivered record grade and recovery as production commenced from Manh Choh during the quarter, resulting in a significant increase in cash flow from Fort Knox.

•	Paracatu increased production compared with Q2 2024 as a result of higher grades, in accordance with planned mine sequencing, and strong recoveries.

•	At Round Mountain Phase S, the heap leach pad expansion is now complete, on schedule and under budget, with solution application permits received.

1 Unless otherwise stated, production figures in this news release are on an attributable basis and include Kinross’ 70% share of Manh Choh production. Financial figures include 100% of Manh Choh results except when denoted as “attributable”.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 15 to 20 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Margins” per equivalent ounce sold is defined as average realized gold price per ounce less production cost of sales per equivalent ounce sold.

4 Guidance figures within this news release are on an attributable basis and include Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Attributable guidance figures are non-GAAP financial measures and ratios. Refer to footnote 2.

p. 1 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Development projects and exploration:

•	At Great Bear, the Company released the Preliminary Economic Assessment (PEA) on September 10, 2024. The Project is expected to produce over 500,000 ounces per year at impressive margins with an all-in sustaining cost of approximately $800 per ounce during the first 8 years. For the Advanced Exploration (AEX) program, Kinross has submitted its final Closure Plan to the Ontario Ministry of Mines for its approval and is expecting to start early works construction in the near term.

•	At Round Mountain Phase X and Curlew, exploration drilling is progressing well, with results to date showing strong grades and widths.

CEO commentary:

J. Paul Rollinson, CEO, made the following comments in relation to 2024 third-quarter results:

“I am pleased to report that our portfolio of mines continued its excellent performance, and we are on track to meet our annual guidance.

“We remain heavily focused on consistent operational performance, cost control, capital discipline and delivering on planned grades to generate value for our shareholders. Our ability to hold costs in this strong gold price environment continues to benefit our margins, which grew by 14% to $1,501 per ounce sold compared with Q2 and the 6% increase in the realized gold price. We also delivered record free cash flow, which increased by 20% compared with the previous quarter.

“During the quarter, we released the PEA at Great Bear, which reaffirms our view of a high-quality, high-margin asset with robust economics, modest capital requirements and clear opportunity for resource growth. Following an invitation from the Ontario Ministry of Mines, we are pleased to have submitted our final AEX Closure Plan for approval, which is an important permitting milestone. We also completed the commissioning of our Manh Choh project resulting in a significant increase in cash flow from Fort Knox and advanced Phase X at Round Mountain.”

p. 2 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2024	2023	2024	2023
Operating Highlights(a)
Total gold equivalent ounces(b)
Produced	593,699	585,449	1,656,436	1,606,507
Sold	578,323	571,248	1,621,483	1,614,547

Attributable gold equivalent ounces(b)
Produced	564,106	585,449	1,626,843	1,606,507
Sold	550,548	571,248	1,593,708	1,614,547

Financial Highlights(a)
Metal sales	$1,432.0	$1,102.4	$3,733.0	$3,124.0
Production cost of sales	$564.3	$520.6	$1,613.3	$1,502.4
Depreciation, depletion and amortization	$296.2	$263.9	$862.7	$715.1
Reversal of impairment charge	$(74.1)	$-	$(74.1)	$-
Operating earnings	$547.7	$226.2	$1,039.2	$607.9
Net earnings attributable to common shareholders	$355.3	$109.7	$673.2	$350.9
Basic earnings per share attributable to common shareholders	$0.29	$0.09	$0.55	$0.29
Diluted earnings per share attributable to common shareholders	$0.29	$0.09	$0.55	$0.28
Adjusted net earnings attributable to common shareholders(c)	$298.7	$144.6	$598.3	$399.8
Adjusted net earnings per share(c)	$0.24	$0.12	$0.49	$0.33
Net cash flow provided from operating activities	$733.5	$406.8	$1,711.9	$1,194.4
Attributable adjusted operating cash flow(c)	$625.0	$472.1	$1,529.0	$1,267.1
Capital expenditures(d)	$278.7	$283.9	$794.8	$787.0
Attributable capital expenditures(c)	$275.5	$272.4	$772.1	$757.3
Attributable free cash flow(c)	$414.6	$137.7	$905.8	$443.0
Average realized gold price per ounce(e)	$2,477	$1,929	$2,304	$1,935
Production cost of sales per equivalent ounce(b) sold(f)	$976	$911	$995	$931
Attributable production cost of sales per equivalent ounce(b) sold(c)	$980	$911	$997	$931
Attributable production cost of sales per ounce sold on a by-product basis(c)	$956	$860	$962	$876
Attributable all-in sustaining cost per ounce sold on a by-product basis(c)	$1,332	$1,264	$1,324	$1,269
Attributable all-in sustaining cost per equivalent ounce(b) sold(c)	$1,350	$1,296	$1,349	$1,303
Attributable all-in cost per ounce sold on a by-product basis(c)	$1,677	$1,561	$1,682	$1,590
Attributable all-in cost per equivalent ounce(b) sold(c)	$1,689	$1,579	$1,697	$1,608

(a)	All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as “attributable.” “Attributable” includes Kinross’ 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter and first nine months of 2024 was 84.06:1 and 84.34:1, respectively (third quarter and first nine months of 2023 – 81.82:1 and 82.50:1, respectively).

(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 15 to 20 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under International Financial Reporting Standards (“IFRS”) and therefore, may not be comparable to similar measures presented by other issuers.

(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

(e)	“Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.

(f)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

The following operating and financial results are based on third-quarter gold equivalent production:

Production: Kinross produced 564,106 Au eq. oz. in Q3 2024, compared with 585,449 Au eq. oz. in Q3 2023. The 4% year-over-year decrease was primarily a result of planned lower production at Paracatu due to mine sequencing and fewer ounces recovered from the heap leach pads at Round Mountain, partially offset by the commencement of production from Manh Choh.

Average realized gold price5: The average realized gold price in Q3 2024 was $2,477 per ounce, compared with $1,929 per ounce in Q3 2023.

Revenue: During the third quarter, revenue increased to $1,432.0 million, compared with $1,102.4 million during Q3 2023.

Production cost of sales: Production cost of sales per Au eq. oz. sold was $976 for the quarter, compared with $911 in Q3 2023.

5 “Average realized gold price per ounce” is defined as gold metal sales divided by total gold ounces sold.

p. 3 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per Au oz. sold on a by-product basis2 was $956 in Q3 2024, compared with $860 in Q3 2023, based on attributable gold sales of 541,829 ounces and attributable silver sales of 732,857 ounces.

Margins3: Kinross’ margin per Au eq. oz. sold increased by 47% to $1,501 for Q3 2024, compared with the Q3 2023 margin of $1,018, outpacing the 28% increase in average realized gold price5.

Attributable all-in sustaining cost2: Attributable all-in sustaining cost per Au eq. oz. sold was $1,350 in Q3 2024, compared with $1,296 in Q3 2023.

In Q3 2024, attributable all-in sustaining cost per Au oz. sold on a by-product basis was $1,332, compared with $1,264 in Q3 2023.

Operating cash flow: Operating cash flow was $733.5 million for Q3 2024, compared with $406.8 million for Q3 2023.

Attributable adjusted operating cash flow2 for Q3 2024 was $625.0 million, compared with $472.1 million for Q3 2023.

Attributable free cash flow2: Attributable free cash flow tripled to a record $414.6 million in Q3 2024, compared with $137.7 million in Q3 2023. Year-to-date attributable free cash flow was $905.8 million.

Earnings: Reported net earnings more than tripled to $355.3 million for Q3 2024, or $0.29 per share, compared with reported net earnings of $109.7 million, or $0.09 per share, for Q3 2023.

Adjusted net earnings2 increased to $298.7 million, or $0.24 per share2, for Q3 2024, compared with $144.6 million, or $0.12 per share2, for Q3 2023.

Attributable capital expenditures2: Attributable capital expenditures were $275.5 million for Q3 2024, in line with $272.4 million for Q3 2023.

Balance sheet

The Company continued to strengthen its balance sheet by repaying $350.0 million on its term loan in the quarter and an additional $100.0 million following the quarter. As of November 5, 2024, $650.0 million has been repaid on the $1.0 billion term loan in 2024.

Kinross had cash and cash equivalents of $472.8 million as of September 30, 2024, compared with $352.4 million at December 31, 2023.

The Company has additional available credit6 of $1.65 billion and total liquidity7 of approximately $2.1 billion.

On October 28, 2024, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by two years to October 2029, restoring a five-year term.

Dividend

As part of its quarterly dividend program, the Board of Directors declared a dividend of $0.03 per common share payable on December 12, 2024, to shareholders of record as of November 28, 2024.

6 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2024.

7 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the three and nine months ended September 30, 2024).

p. 4 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating results

Mine-by-mine summaries for 2024 third-quarter operating results may be found on pages 9 and 13 of this news release. Highlights include the following:

Tasiast delivered another strong quarter, with production increasing compared with Q2 2024 mainly due to record mill throughput, and cost of sales per ounce sold increased due to higher royalty costs relating to higher gold prices. Production decreased compared with Q3 2023 mainly as a result of a decrease in mill grades, and cost of sales per ounce sold was slightly higher due to the lower production and higher royalty costs.

At Paracatu, production increased quarter-over-quarter mainly due to higher grades and recoveries as a result of the addition of Knelson gravity concentrators to the processing circuit, and cost of sales per ounce sold decreased mainly due to the higher production. Production was lower compared with Q3 2023 mainly due to the timing of ounces processed through the mill and lower grades according to the planned mine sequence. Cost of sales per ounce sold was higher mainly due to the planned decrease in grades and production compared with Q3 2023.

At La Coipa, production was lower quarter-over-quarter mainly due to lower mill throughput and recoveries. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to the lower production. Year-over-year, production decreased as a result of lower mill throughput, and cost of sales per ounce sold increased primarily due to the lower production and higher mill maintenance costs.

At La Coipa, mill throughput is being managed while optimization initiatives are implemented. Full-year production guidance at La Coipa remains on track.

At Fort Knox, production increased significantly quarter-over-quarter and year-over-year due to the commencement of production from higher-grade Manh Choh ore. Fort Knox realized record grade and recovery, resulting in a significant increase in cash flow. Cost of sales per ounce sold decreased in both comparable periods mainly due to the increase in production.

Construction and commissioning of the Fort Knox mill modifications have been completed.

At Round Mountain, production decreased quarter-over-quarter and year-over-year mainly due to fewer ounces recovered from the heap leach pads. Cost of sales per ounce sold was in line quarter-over-quarter and was higher year-over-year mainly due to the decrease in production and higher cost ounces produced from the heap leach pads.

At Round Mountain Phase S, mining remains on track. Construction of the heap leach pad expansion is complete, on schedule and under budget, with solution application permits received.

At Bald Mountain, production was lower quarter-over-quarter due to the timing of ounces produced from the heap leach pads. Production increased year-over-year due to higher grades, partially offset by the timing of ounces recovered from the heap leach pads. Cost of sales per ounce sold was higher in both comparable periods as a result of higher cost ounces produced from the heap leach pads.

Development Projects and Exploration

Great Bear

Kinross continues to make excellent progress at the Great Bear project.

Kinross released the PEA for Great Bear on September 10, 2024. The PEA provided visibility into the potential production scale, construction capital, all-in sustaining cost and margins for both the open pit and the underground. The PEA represents a point in time estimate and is only a window into the long-term potential of the asset given the indications of continued mineralization at depth.

p. 5 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The PEA supports the Company’s acquisition thesis of a top-tier, high-margin operation in a stable jurisdiction with strong infrastructure. Based on mineral resources drilled to date, the PEA outlines a high-grade combined open pit and underground mine with an initial planned mine life of approximately 12 years and production cost of sales of $594 per ounce. The Project is expected to produce over 500,000 ounces per year at an all-in sustaining cost of approximately $800 per ounce during the first eight years through a conventional, modest capital 10,000 tonne per day mill8.

Kinross also released an updated mineral resource estimate for the project, increasing the Inferred resource estimate by 568 koz. to 3.9 Moz., which is in addition to the Measured & Indicated resource estimate of 2.7 Moz. The mineral resource estimate and PEA for the Great Bear project are available here.

For the AEX program, permitting, detailed engineering, execution planning, and procurement continue to advance. Kinross has submitted its final Closure Plan to the Ontario Ministry of Mines and approval is expected shortly. This is an important permit milestone that is required for all AEX construction activities. The Closure Plan will allow for the immediate commencement of early works construction on the site including laydown areas, temporary offices, and earthworks.

The Company is focused on progressing the AEX program to begin drilling underground to continue unlocking the full potential of the asset, with construction of the underground decline planned to commence in 2025.

For the Main Project, Kinross expects to advance engineering definition and execution planning following the selection of design partners later this year.

Following the receipt of the Tailored Impact Statement Guidelines earlier this year, the Company continues to work with the Impact Assessment Agency of Canada on advancing its Impact Statement, which is planned to be submitted later in 2025.

Kinross will also be working closely with the Ontario authorities on obtaining provincial permits, similar to the AEX permits, for the Main Project.

In 2025, Kinross intends to conduct regional exploration with the goal of identifying new open pit and underground deposits.

Round Mountain Phase X

Infill drilling on the lower zone of the primary Phase X exploration target commenced in Q3, as planned, alongside continued opportunity drilling outside the primary Phase X exploration target.

The drilling in Q3 has demonstrated strong grades and widths from within the primary Phase X target:

•	DX-0071: 36.6m @ 10.9 g/t Au Eq.

•	DX-0078: 32.0m @ 7.7 g/t Au Eq.

•	DX-0070: 20.5m @ 10.5 g/t Au Eq.

•	DX-0074: 27.7m @ 7.7 g/t Au Eq.

•	DX-0075: 25.3m @ 5.0 g/t Au Eq.

•	DX-0072: 20.4m @ 5.8 g/t Au Eq.

Drilling outside of the primary exploration target also continues to indicate strong grades and widths.

These results continue to support the Company’s hypothesis of potential for higher-margin mining from a bulk underground operation.

8 The PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources. Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the economic forecasts on which the PEA is based will be realized.

p. 6 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

See Appendix A for a Phase X long section.

Curlew Basin exploration

At Curlew, drilling progressed in the third quarter with three drill rigs active underground testing the Stealth (ST) and EVP Zones. Highlights from holes drilled in the quarter include (true widths):

•	Hole 1313 returned 9.73m @ 13.00 g/t Au from the ST Zone

•	Hole 1458 returned 13.20m @ 5.20 g/t Au from the ST Zone

•	Hole 1446 returned 11.20m @ 9.50 g/t Au from the EVP Zone

Drilling this year expanded mineralization in zones with favourable grade and width to support higher-margin production.

See Appendix B for a Curlew Basin long section.

Chile

Kinross is progressing baseline studies at Lobo-Marte and continues to engage and build relationships with communities and government stakeholders.

Lobo-Marte continues to be a potential large, low-cost mine upon the conclusion of mining at La Coipa where Kinross remains focused on potential opportunities to extend mine life.

Company Guidance4

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 24 and 25.

Kinross is on track to meet its 2024 production guidance of 2.1 million Au eq. oz. (+/- 5%), as well as its production cost of sales, all-in sustaining cost and capital expenditure guidance ranges.

Kinross’ annual production is expected to remain stable in 2025 and 2026 at approximately 2.0 million Au eq. oz. per year.

Sustainability

In the third quarter, Kinross continued to advance Sustainability initiatives. At Tasiast, and in partnership with local institutions, 90 apprentices received certificates of recognition for training aimed at equipping young Mauritanians with in-demand technical skills in growing sectors such as renewable energy, electrical, mechanical, refrigeration and carpentry. Since the program’s inception in 2018, nearly 350 young people have completed their training.

Bald Mountain received the Nevada Mining Association’s award for ‘Leadership in Concurrent Reclamation.’ The award recognizes the successful reclamation of a former heap leach facility that was regraded and revegetated in 2020, and today provides a natural ecosystem for livestock and wildlife.

Committed to advancing career opportunities for women in mining, Kinross nominated seven mentors and three mentees to the 2024 International Women in Mining Resources Mentoring Program. The Company also recently welcomed 30 new participants to the internally developed Women at Kinross program, a six-month learning and coaching initiative now in its fourth cohort.

p. 7 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Wednesday, November 6, 2024, at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 9135525
Outside of Canada & US – 1 (646) 968-2525; Passcode: 9135525

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 9135525
Outside of Canada & US – 1 (647) 362-9199; Passcode: 9135525

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President

phone: 416-365-2761

InvestorRelations@kinross.com

p. 8 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

	Gold equivalent ounces
Three months ended September 30,	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
(unaudited)	2024	2023	2024	2023	2024	2023	2024	2023
Tasiast	162,155	171,140	158,521	162,823	109.0	108.5	688	666
Paracatu	146,174	172,482	145,235	167,105	146.1	141.2	1,006	845
La Coipa	50,502	65,975	48,594	65,856	52.2	41.4	1,074	629

Fort Knox	149,093	71,611	140,121	71,616	134.2	82.3	958	1,149
Round Mountain	42,279	63,648	41,436	61,931	63.8	93.1	1,540	1,503
Bald Mountain	43,496	40,593	44,410	41,300	58.9	53.9	1,326	1,305
United States Total	234,868	175,852	225,967	174,847	256.9	229.3	1,137	1,311

Operations Total(a)	593,699	585,449	578,323	571,248	564.3	520.6	976	911
Less: Manh Choh non-controlling interest (30%)	(29,593)	-	(27,775)	-	(24.9)	-
Attributable Total(a)	564,106	585,449	550,548	571,248	539.4	520.6	980	911

	Gold equivalent ounces
Nine months ended September 30,	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
(unaudited)	2024	2023	2024	2023	2024	2023	2024	2023
Tasiast	482,983	460,029	465,573	443,866	311.0	296.4	668	668
Paracatu	404,675	460,059	403,519	459,338	417.0	394.4	1,033	859
La Coipa	187,598	186,315	183,225	195,014	163.1	129.9	890	666

Fort Knox	272,357	206,436	266,890	206,226	311.5	239.2	1,167	1,160
Round Mountain	172,418	179,926	169,654	177,569	248.3	275.1	1,464	1,549
Bald Mountain	136,405	113,742	131,469	130,764	161.6	166.4	1,229	1,273
United States Total	581,180	500,104	568,013	514,559	721.4	680.7	1,270	1,323

Operations Total(a)	1,656,436	1,606,507	1,621,483	1,614,547	1,613.3	1,502.4	995	931
Less: Manh Choh non-controlling interest (30%)	(29,593)	-	(27,775)	-	(24.9)	-
Attributable Total(a)	1,626,843	1,606,507	1,593,708	1,614,547	1,588.4	1,502.4	997	931

(a) Totals include immaterial sales and related costs from Maricunga for each period presented.

p. 9 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	September 30,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$472.8	$352.4
Restricted cash	10.8	9.8
Accounts receivable and other assets	307.6	268.7
Current income tax recoverable	1.1	3.4
Inventories	1,232.2	1,153.0
Unrealized fair value of derivative assets	5.6	15.0
	2,030.1	1,802.3
Non-current assets
Property, plant and equipment	7,943.1	7,963.2
Long-term investments	64.7	54.7
Other long-term assets	707.9	710.6
Deferred tax assets	12.6	12.5
Total assets	$10,758.4	$10,543.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$548.1	$531.5
Current income tax payable	205.8	92.9
Current portion of long-term debt and credit facilities	449.7	-
Current portion of provisions	51.1	48.8
Other current liabilities	7.9	12.3
	1,262.6	685.5
Non-current liabilities
Long-term debt and credit facilities	1,235.0	2,232.6
Provisions	903.8	889.9
Long-term lease liabilities	15.0	17.5
Other long-term liabilities	93.8	82.4
Deferred tax liabilities	455.4	449.7
Total liabilities	$3,965.6	$4,357.6

Equity
Common shareholders' equity
Common share capital	$4,486.8	$4,481.6
Contributed surplus	10,641.4	10,646.0
Accumulated deficit	(8,420.0)	(8,982.6)
Accumulated other comprehensive loss	(62.3)	(61.3)
Total common shareholders' equity	6,645.9	6,083.7
Non-controlling interests	146.9	102.0
Total equity	$6,792.8	$6,185.7
Total liabilities and equity	$10,758.4	$10,543.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,229,048,190	1,227,837,974

p. 10 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Revenue
Metal sales	$1,432.0	$1,102.4	$3,733.0	$3,124.0

Cost of sales
Production cost of sales	564.3	520.6	1,613.3	1,502.4
Depreciation, depletion and amortization	296.2	263.9	862.7	715.1
Reversal of impairment charge	(74.1)	-	(74.1)	-
Total cost of sales	786.4	784.5	2,401.9	2,217.5
Gross profit	645.6	317.9	1,331.1	906.5
Other operating expense	21.1	14.9	50.6	82.1
Exploration and business development	49.6	51.0	147.0	134.3
General and administrative	27.2	25.8	94.3	82.2
Operating earnings	547.7	226.2	1,039.2	607.9
Other expense - net	(6.0)	(0.3)	(0.2)	(6.3)
Finance income	6.3	11.3	14.7	32.2
Finance expense	(23.5)	(25.9)	(66.8)	(79.4)
Earnings before tax	524.5	211.3	986.9	554.4
Income tax expense - net	(134.2)	(102.4)	(281.1)	(204.2)
Net earnings	$390.3	$108.9	$705.8	$350.2
Net earnings (loss) attributable to:
Non-controlling interests	$35.0	$(0.8)	$32.6	$(0.7)
Common shareholders	$355.3	$109.7	$673.2	$350.9
Earnings per share attributable to common shareholders
Basic	$0.29	$0.09	$0.55	$0.29
Diluted	$0.29	$0.09	$0.55	$0.28

p. 11 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$390.3	$108.9	$705.8	$350.2
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	296.2	263.9	862.7	715.1
Reversal of impairment charge	(74.1)	-	(74.1)	-
Share-based compensation expense	1.3	2.9	6.6	4.3
Finance expense	23.5	25.9	66.8	79.4
Deferred tax expense	21.6	74.1	9.0	92.8
Foreign exchange losses and other	8.9	13.0	16.8	34.8
Reclamation recovery	-	(18.1)	-	(14.1)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(24.9)	(21.0)	26.4	66.6
Inventories	(11.5)	(10.1)	(3.1)	(93.2)
Accounts payable and accrued liabilities	121.4	(15.0)	245.7	70.4
Cash flow provided from operating activities	752.7	424.5	1,862.6	1,306.3
Income taxes paid	(19.2)	(17.7)	(150.7)	(111.9)
Net cash flow provided from operating activities	733.5	406.8	1,711.9	1,194.4
Investing:
Additions to property, plant and equipment	(278.7)	(283.9)	(794.8)	(787.0)
Interest paid capitalized to property, plant and equipment	(33.0)	(43.0)	(84.9)	(89.8)
Net (additions) disposals to long-term investments and other assets	(11.4)	(2.5)	(30.2)	2.4
(Increase) decrease in restricted cash - net	(1.3)	(0.2)	(1.0)	1.2
Interest received and other - net	6.0	6.6	13.7	13.5
Net cash flow of continuing operations used in investing activities	(318.4)	(323.0)	(897.2)	(859.7)
Net cash flow of discontinued operations provided from investing activities	-	-	-	45.0
Financing:
Repayment of debt	(350.0)	(550.0)	(550.0)	(770.0)
Proceeds from issuance or drawdown of debt	-	488.1	-	588.1
Interest paid	(17.1)	(26.5)	(35.6)	(53.0)
Payment of lease liabilities	(3.3)	(4.4)	(10.1)	(25.5)
Funding from non-controlling interest	4.1	27.0	31.3	38.8
Distributions to non-controlling interest	(19.5)	-	(19.5)	-
Dividends paid to common shareholders	(36.9)	(36.8)	(110.6)	(110.5)
Other - net	0.1	6.3	0.4	(1.2)
Net cash flow used in financing activities	(422.6)	(96.3)	(694.1)	(333.3)
Effect of exchange rate changes on cash and cash equivalents	0.3	(1.0)	(0.2)	0.4
(Decrease) increase in cash and cash equivalents	(7.2)	(13.5)	120.4	46.8
Cash and cash equivalents, beginning of period	480.0	478.4	352.4	418.1
Cash and cash equivalents, end of period	$472.8	$464.9	$472.8	$464.9

p. 12 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary

	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(b)	Gold Eq Production(c)	Gold Eq Sales(c)	Production cost of sales	Production cost of sales/oz(d)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)	($ millions)
West Africa	Tasiast	Q3 2024	1,748	2,203	-	2.46	-	91%	162,155	158,521	$109.0	$688	$13.5	$83.8	$94.3
		Q2 2024	1,985	2,161	-	2.70	-	92%	161,629	156,038	$102.3	$656	$7.0	$75.2	$84.0
		Q1 2024	2,044	2,073	-	2.46	-	91%	159,199	151,014	$99.7	$660	$10.1	$79.5	$77.9
		Q4 2023	2,937	2,056	-	3.04	-	93%	160,764	171,199	$110.4	$645	$9.7	$85.2	$70.6
		Q3 2023	3,486	1,796	-	3.10	-	92%	171,140	162,823	$108.5	$666	$12.2	$77.3	$69.0
Americas	Paracatu	Q3 2024	13,127	14,551	-	0.38	-	81%	146,174	145,235	$146.1	$1,006	$41.2	$41.2	$52.6
		Q2 2024	14,094	15,053	-	0.35	-	80%	130,228	130,174	$135.2	$1,039	$44.6	$44.6	$45.7
		Q1 2024	14,078	15,609	-	0.31	-	79%	128,273	128,110	$135.7	$1,059	$19.6	$19.6	$46.7
		Q4 2023	16,865	15,279	-	0.35	-	79%	127,940	132,886	$144.2	$1,085	$41.6	$41.6	$43.3
		Q3 2023	14,725	14,669	-	0.41	-	79%	172,482	167,105	$141.2	$845	$58.4	$58.4	$53.1
	La Coipa(f)	Q3 2024	786	809	-	2.17	-	80%	50,502	48,594	$52.2	$1,074	$21.3	$24.9	$33.5
		Q2 2024	690	882	-	1.97	-	84%	65,851	63,506	$58.8	$926	$10.7	$10.7	$45.8
		Q1 2024	1,035	827	-	2.09	-	87%	71,245	71,125	$52.1	$733	$7.2	$7.2	$50.0
		Q4 2023	1,591	1,188	-	1.92	-	78%	73,823	73,477	$52.9	$720	$7.0	$10.9	$54.8
		Q3 2023	1,137	1,017	-	1.69	-	81%	65,975	65,856	$41.4	$629	$7.5	$15.2	$48.3
	Fort Knox (100%)(g)	Q3 2024	7,612	1,105	5,822	4.03	0.19	91%	149,093	140,121	$134.2	$958	$56.6	$70.4	$37.2
		Q2 2024	8,331	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$89.2	$25.9
		Q1 2024	10,037	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$78.6	$20.5
		Q4 2023	11,018	2,173	9,930	0.69	0.22	78%	84,215	81,306	$104.3	$1,283	$50.6	$114.3	$31.5
		Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$96.0	$24.6
	Fort Knox (attributable)(g)	Q3 2024	7,509	991	5,822	3.44	0.19	91%	119,500	112,346	$109.3	$973	$55.4	$67.2	$31.5
		Q2 2024	8,249	2,003	6,385	0.85	0.22	81%	69,914	70,477	$94.8	$1,345	$47.6	$79.5	$25.9
		Q1 2024	10,009	1,850	8,778	0.67	0.24	76%	53,350	56,292	$82.5	$1,466	$37.7	$68.8	$20.5
		Q4 2023	11,014	2,173	9,930	0.69	0.22	78%	84,215	81,306	$104.3	$1,283	$50.6	$100.7	$31.5
		Q3 2023	6,667	1,912	5,961	0.81	0.21	78%	71,611	71,616	$82.3	$1,149	$52.1	$84.5	$24.6
	Round Mountain	Q3 2024	2,958	790	1,032	0.74	0.29	80%	42,279	41,436	$63.8	$1,540	$5.2	$35.9	$37.4
		Q2 2024	2,956	806	1,541	1.11	0.35	73%	61,787	60,049	$93.9	$1,564	$2.1	$37.2	$65.9
		Q1 2024	4,246	960	3,257	1.32	0.37	73%	68,352	68,169	$90.6	$1,329	$3.7	$19.3	$47.3
		Q4 2023	4,666	884	2,729	0.91	0.48	68%	55,764	56,495	$82.6	$1,462	$4.6	$4.8	$45.0
		Q3 2023	8,474	911	7,644	0.75	0.38	75%	63,648	61,931	$93.1	$1,503	$7.7	$7.8	$44.1
	Bald Mountain	Q3 2024	6,384	-	6,384	-	0.53	nm	43,496	44,410	$58.9	$1,326	$5.0	$6.1	$39.7
		Q2 2024	2,906	-	2,906	-	0.47	nm	45,929	39,818	$50.6	$1,271	$4.4	$4.6	$27.0
		Q1 2024	1,480	-	1,480	-	0.42	nm	46,980	47,241	$52.1	$1,103	$32.4	$32.4	$27.0
		Q4 2023	3,894	-	3,918	-	0.47	nm	44,007	49,375	$57.1	$1,156	$36.3	$38.8	$25.0
		Q3 2023	7,412	-	7,412	-	0.39	nm	40,593	41,300	$53.9	$1,305	$20.6	$24.9	$23.3

p. 13 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.

(b)	"nm" means not meaningful.

(c)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2024: 84.06:1; Q2 2024: 81.06:1; Q1 2024: 88.70:1; Q4 2023: 85.00:1; Q3 2023: 81.82:1.

(d)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(e)	"Total Cap Ex" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Cap Ex - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 19 and 20 of this news release.

(f)	La Coipa silver grade and recovery were as follows: Q3 2024: 49.13 g/t, 58%; Q2 2024: 65.02 g/t, 51%; Q1 2024: 87.20 g/t, 58%; Q4 2023: 96.24 g/t, 44%; Q3 2023: 106.70 g/t, 63%.

(g)	The Fort Knox segment is composed of Fort Knox and Manh Choh, and comparative results shown are presented in accordance with the current year’s presentation. Manh Choh tonnes of ore processed and grade were 379,786 and 9.13, respectively, for Q3 2024 and nil for all other periods presented as production commenced in July 2024. The attributable results for Fort Knox include 100% of Fort Knox and 70% of Manh Choh.

p. 14 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except per share amounts)	2024	2023	2024	2023
Net earnings attributable to common shareholders - as reported	$355.3	$109.7	$673.2	$350.9
Adjusting items:
Foreign exchange losses (gains)	4.8	(7.1)	(5.1)	(0.8)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	7.7	36.9	32.0	5.2
Taxes in respect of prior periods	(0.2)	5.2	(22.9)	33.8
Reversal of impairment charge	(74.1)	-	(74.1)	-
Insurance recoveries	-	(0.5)	(22.9)	(1.2)
Other(a)	0.8	(1.4)	16.2	13.7
Tax effects of the above adjustments	4.4	1.8	1.9	(1.8)
	(56.6)	34.9	(74.9)	48.9
Adjusted net earnings attributable to common shareholders	$298.7	$144.6	$598.3	$399.8
Weighted average number of common shares outstanding - Basic	1,229.0	1,227.6	1,228.8	1,226.7
Adjusted net earnings per share	$0.24	$0.12	$0.49	$0.33
Basic earnings per share attributable to common shareholders - as reported	$0.29	$0.09	$0.55	$0.29

(a)	Other includes various impacts, such as one-time costs at sites, restructuring costs, legal settlements and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

p. 15 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited, expressed in millions of U.S. dollars)	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$733.5	$406.8	$1,711.9	$1,194.4
Adjusting items:
Attributable(a) capital expenditures	(275.5)	(272.4)	(772.1)	(757.3)
Non-controlling interest(b) cash flow used in operating activities	(43.4)	3.3	(34.0)	5.9
Attributable(a) free cash flow	$414.6	$137.7	$905.8	$443.0

See pages 20 and 21 for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(unaudited, expressed in millions of U.S. dollars)	2024	2023	2024	2023
Net cash flow provided from operating activities - as reported	$733.5	$406.8	$1,711.9	$1,194.4

Adjusting items:
Insurance proceeds received in respect of prior years	-	-	(22.9)	-
Working capital changes:
Accounts receivable and other assets	24.9	21.0	(26.4)	(66.6)
Inventories	11.5	10.1	3.1	93.2
Accounts payable and other liabilities, including income taxes paid	(102.2)	32.7	(95.0)	41.5
	667.7	470.6	1,570.7	1,262.5
Non-controlling interest(b) cash flow used in operating activities, net of working capital changes	(42.7)	1.5	(41.7)	4.6
Attributable(a) adjusted operating cash flow	$625.0	$472.1	$1,529.0	$1,267.1

See pages 20 and 21 for details of the footnotes referenced within the table above.

Production Cost of Sales and Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

p. 16 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except ounces and production cost of sales per equivalent ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Attributable(a) production cost of sales	$539.4	$520.6	$1,588.4	$1,502.4

Gold equivalent ounces sold	578,323	571,248	1,621,483	1,614,547
Less: non-controlling interest(b) gold equivalent ounces sold	(27,775)	-	(27,775)	-
Attributable(a) gold equivalent ounces sold	550,548	571,248	1,593,708	1,614,547
Attributable(a) production cost of sales per equivalent ounce sold	$980	$911	$997	$931
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See pages 20 and 21 for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except ounces and production cost of sales per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Less: attributable(a) silver revenue(d)	(21.4)	(52.4)	(97.2)	(160.6)
Attributable(a) production cost of sales net of silver by-product revenue	$518.0	$468.2	$1,491.2	$1,341.8

Gold ounces sold	569,506	544,199	1,578,232	1,531,816
Less: non-controlling interest(b) gold ounces sold	(27,676)	-	(27,676)	-
Attributable(a) gold ounces sold	541,830	544,199	1,550,556	1,531,816
Attributable(a) production cost of sales per ounce sold on a by-product basis	$956	$860	$962	$876
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See pages 20 and 21 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 17 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except ounces and costs per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Less: attributable(a) silver revenue(d)	(21.4)	(52.4)	(97.2)	(160.6)
Attributable(a) production cost of sales net of silver by-product revenue	$518.0	$468.2	$1,491.2	$1,341.8
Adjusting items on an attributable(a) basis:
General and administrative(e)	27.2	24.0	90.3	80.4
Other operating expense - sustaining(f)	2.5	6.3	4.9	17.8
Reclamation and remediation - sustaining(g)	18.4	14.1	56.1	46.8
Exploration and business development - sustaining(h)	10.6	11.8	32.4	27.9
Additions to property, plant and equipment - sustaining(i)	141.8	159.1	367.6	404.2
Lease payments - sustaining(j)	3.2	4.2	9.9	24.9
All-in Sustaining Cost on a by-product basis - attributable(a)	$721.7	$687.7	$2,052.4	$1,943.8
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	12.9	8.7	32.8	27.4
Reclamation and remediation - non-sustaining(g)	1.7	1.2	5.1	5.4
Exploration and business development - non-sustaining(h)	38.3	38.5	113.0	105.8
Additions to property, plant and equipment - non-sustaining(i)	133.7	113.3	404.5	353.1
Lease payments - non-sustaining(j)	0.1	0.2	0.2	0.6
All-in Cost on a by-product basis - attributable(a)	$908.4	$849.6	$2,608.0	$2,436.1
Gold ounces sold	569,506	544,199	1,578,232	1,531,816
Less: non-controlling interest(b) gold ounces sold	(27,676)	-	(27,676)	-
Attributable(a) gold ounces sold	541,830	544,199	1,550,556	1,531,816
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis	$1,332	$1,264	$1,324	$1,269
Attributable(a) all-in cost per ounce sold on a by-product basis	$1,677	$1,561	$1,682	$1,590
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See pages 20 and 21 for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 18 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except ounces and costs per ounce)	2024	2023	2024	2023
Production cost of sales - as reported	$564.3	$520.6	$1,613.3	$1,502.4
Less: non-controlling interest(b) production cost of sales	(24.9)	-	(24.9)	-
Attributable(a) production cost of sales	$539.4	$520.6	$1,588.4	$1,502.4
Adjusting items on an attributable(a) basis:
General and administrative(e)	27.2	24.0	90.3	80.4
Other operating expense - sustaining(f)	2.5	6.3	4.9	17.8
Reclamation and remediation - sustaining(g)	18.4	14.1	56.1	46.8
Exploration and business development - sustaining(h)	10.6	11.8	32.4	27.9
Additions to property, plant and equipment - sustaining(i)	141.8	159.1	367.6	404.2
Lease payments - sustaining(j)	3.2	4.2	9.9	24.9
All-in Sustaining Cost - attributable(a)	$743.1	$740.1	$2,149.6	$2,104.4
Adjusting items on an attributable(a) basis:
Other operating expense - non-sustaining(f)	12.9	8.7	32.8	27.4
Reclamation and remediation - non-sustaining(g)	1.7	1.2	5.1	5.4
Exploration and business development - non-sustaining(h)	38.3	38.5	113.0	105.8
Additions to property, plant and equipment - non-sustaining(i)	133.7	113.3	404.5	353.1
Lease payments - non-sustaining(j)	0.1	0.2	0.2	0.6
All-in Cost - attributable(a)	$929.8	$902.0	$2,705.2	$2,596.7
Gold equivalent ounces sold	578,323	571,248	1,621,483	1,614,547
Less: non-controlling interest(b) gold equivalent ounces sold	(27,775)	-	(27,775)	-
Attributable(a) gold equivalent ounces sold	550,548	571,248	1,593,708	1,614,547
Attributable(a) all-in sustaining cost per equivalent ounce sold	$1,350	$1,296	$1,349	$1,303
Attributable(a) all-in cost per equivalent ounce sold	$1,689	$1,579	$1,697	$1,608
Production cost of sales per equivalent ounce sold(c)	$976	$911	$995	$931

See pages 20 and 21 for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

Additions to property, plant and equipment per the statement of cash flow includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.

p. 19 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(unaudited, expressed in millions of U.S. dollars)

Three months ended September 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$13.5	$41.2	$21.3	$56.6	$5.2	$5.0	$66.8	$0.2	$143.0
Non-sustaining capital expenditures	70.3	-	3.6	13.8	30.7	1.1	45.6	16.2	135.7
Additions to property, plant and equipment - per cash flow	$83.8	$41.2	$24.9	$70.4	$35.9	$6.1	$112.4	$16.4	$278.7
Less: Non-controlling interest(b)	$-	$-	$-	$(3.2)	$-	$-	$(3.2)	$-	$(3.2)
Attributable(a) capital expenditures	$83.8	$41.2	$24.9	$67.2	$35.9	$6.1	$109.2	$16.4	$275.5

Three months ended September 30, 2023
Sustaining capital expenditures	$12.2	$58.4	$7.5	$52.1	$7.7	$20.6	$80.4	$0.6	$159.1
Non-sustaining capital expenditures	65.1	-	7.7	43.9	0.1	4.3	48.3	3.7	124.8
Additions to property, plant and equipment - per cash flow	$77.3	$58.4	$15.2	$96.0	$7.8	$24.9	$128.7	$4.3	$283.9
Less: Non-controlling interest(b)	$-	$-	$-	$(11.5)	$-	$-	$(11.5)	$-	$(11.5)
Attributable(a) capital expenditures	$77.3	$58.4	$15.2	$84.5	$7.8	$24.9	$117.2	$4.3	$272.4

(unaudited, expressed in millions of U.S. dollars)

Nine months ended September 30, 2024	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox(k) (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$30.6	$105.4	$39.2	$141.9	$11.0	$41.8	$194.7	$(1.0)	$368.9
Non-sustaining capital expenditures	207.9	-	3.6	96.3	81.4	1.3	179.0	35.4	425.9
Additions to property, plant and equipment - per cash flow	$238.5	$105.4	$42.8	$238.2	$92.4	$43.1	$373.7	$34.4	$794.8
Less: Non-controlling interest(b)	$-	$-	$-	$(22.7)	$-	$-	$(22.7)	$-	$(22.7)
Attributable(a) capital expenditures	$238.5	$105.4	$42.8	$215.5	$92.4	$43.1	$351.0	$34.4	$772.1

Nine months ended September 30, 2023
Sustaining capital expenditures	$35.9	$125.9	$29.0	$142.8	$25.6	$43.2	$211.6	$1.8	$404.2
Non-sustaining capital expenditures	187.9	-	34.9	111.3	0.1	38.3	149.7	10.3	382.8
Additions to property, plant and equipment - per cash flow	$223.8	$125.9	$63.9	$254.1	$25.7	$81.5	$361.3	$12.1	$787.0
Less: Non-controlling interest(b)	$-	$-	$-	$(29.7)	$-	$-	$(29.7)	$-	$(29.7)
Attributable(a) capital expenditures	$223.8	$125.9	$63.9	$224.4	$25.7	$81.5	$331.6	$12.1	$757.3

See pages 20 and 21 for details of the footnotes referenced within the table above.

(a)	“Attributable” includes Kinross’ share of Manh Choh (70%) cash flows, costs, sales and capital expenditures.

(b)	“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.

(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

(d)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(e)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(f)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(g)	“Reclamation and remediation – sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

p. 20 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(h)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.

(i)	“Additions to property, plant and equipment – sustaining” and non-sustaining are as presented on pages 19 and 20 of this news release and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.

(j)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(k)	The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.

p. 21 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix A

Drilling at Round Mountain Phase X demonstrating strong grades and widths within the exploration target and potential for extensions.

p. 22 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Appendix B

Curlew Basin long section demonstrating positive exploration results outside of the known resource at the Stealth, EVP and Roadrunner zones. These intercepts demonstrate higher gold grades and increased vein widths relative to those in the current mine plan, reinforcing Curlew’s potential for continued resource growth.

p. 23 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2024 third-quarter highlights”, “CEO commentary”, and “Operating Results”, “Development Projects and Exploration”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the Company’s plan to reduce debt; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; the projected yearly gold production profile from both open pit and underground operations, all-in sustaining costs, mill throughput and average grades at the Great Bear project; potential mine life extensions at the Company’s operations; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “aimed”, “continue”, “expects”, “focus”, “goal”, “guidance”, “on plan”, “on track”, “opportunity”, “plan”, “potential”, “priority”, “target”, “upside”, “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2023, and the Annual Information Form dated March 27, 2024 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2023, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 27, 2024. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 24 Kinross reports 2024 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold9.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $40 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

9 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 25 Kinross reports 2024 third-quarter results	www.kinross.com